UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

WIRELESS TELECOM GROUP, INC.

(Exact name of registrant as specified in its charter)

New Jersey	001-11916	22-2582295
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

25 Eastmans Road Parsippany, New Jersey 07054

(Address of principal executive offices) (Zip Code)

Michael J. Kandell

Chief Financial Officer

(973)-386-9696

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1— Conflict Mineral Disclosure

Item 1.01 Conflict Mineral Disclosure and Report

OVERVIEW

Wireless Telecom Group (WTT) is a global designer and manufacturer of radio frequency (“RF”) and microwave-based products for wireless and advanced communications industries. WTT provides high performance instruments, components and software that include peak power meters, signal analyzers, noise sources, power splitters, combiners, diplexers and precision noise sources to commercial and government customers within the satellite, cable, radar, avionics, medical, and computing industries.

The purpose of this Form SD is to provide information pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”). The Rule relates to the disclosure of certain information relating to “conflict minerals,” which are defined in the rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten (referred to in this Form SD as “3TG”).

The products we manufacture contain multiple parts and materials from a wide array of direct and indirect suppliers from around the world. There are typically multiple tiers of suppliers between the origin of the 3TG (mines and smelters) and our direct suppliers. Because we are a downstream purchaser of raw materials and components, we must rely on our direct suppliers to work with their upstream suppliers to obtain information about the origin of the 3TG contained in the products we manufacture or contract to manufacture. WTT manufacturing processes consist primarily of using manufactured components and assemblies from our direct suppliers and integrating them into system level solutions, instruments and components.

REASONABLE COUNTRY OF ORIGIN INQUIRY

We conducted an analysis of the products and components we assembled during the 2016 calendar year, and concluded that certain 3TG was necessary to the manufacture or functionality of those products and components. Accordingly, we conducted a reasonable country of origin inquiry (“RCOI”) to determine if any of that 3TG originated from the Democratic Republic of the Congo (DRC) or any adjoining countries (those and the DRC collectively referred to as “Covered Countries”) or if the 3TG was from recycled or scrap sources.

WTT’s RCOI process included conducting an inquiry using the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template (“CMRT”). We provided the CMRT to all of our direct suppliers and asked that they complete the template and return it to us for analysis. We conducted follow up with suppliers where information was missing or responses were absent.

Based on our RCOI, we concluded that some of WTT’s suppliers have determined that none of the 3TG in their components originated in a Covered Country or they have no reason to believe that any 3TG originated in a Covered Country. However, a number of the responses received contained information which was incomplete, inconsistent or inadequate to fully identify the source of 3TG supplied to us through the supply chain. As a result, we did not have sufficient reason to believe that the 3TG materials in our supply chain did not originate from a Covered Country or were from only recycled or scrap sources. Accordingly, we exercised due diligence on the source and chain of custody of the conflict minerals in accordance with the Organization for Economic Cooperation and Development (“OECD”) framework. Consistent with the guidance of the staff of the Securities and Exchange Commission made public on April 7, 2017, WTT is not filing a conflict minerals report with this Form SD.

This Form SD is publicly available on our website at http://www.wirelesstelecomgroup.com/investor-relations/corporate-governance under the heading “Conflict Minerals Disclosure”.

Item 1.02 Exhibits
Not Required

Section 2 —Exhibits
Item 2.01 Exhibits
None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WIRELESS TELECOM GROUP, INC.

Date: May 30, 2017	By:	/s/ Michael J. Kandell
Michael J. Kandell
Chief Financial Officer